August 28, 2009

Ms. Andri Boerman
Staff Accountant
Division of Corporation Finance

Re:	Cytomedix, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 001-32518

Dear Ms. Boerman:

This letter sets forth the responses of Cytomedix Inc. (the “Company”) to the comments made in your letter to the undersigned, dated August 20, 2009.  Each of the Company’s responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 3 - Summary of Significant Accounting Policies, page 37

Income Taxes, page 39

1.  You stated in your response to our prior comment 2 that you account for income taxes in accordance with FASB ASC 740-10-30.  You also stated you believe you have included all disclosures required under paragraph 9 of FASB ASC 740-10-50 in your 2008 Form 10-K.  Please tell us why you believe your current tax disclosures comply with the guidance in paragraphs 9 (a) and 9 (b) of FASB ASC 740-10-50 which requires you to disclose the significant components of income tax expenses or benefits including current tax expense (or benefit) and deferred tax expense (or benefit).  Specifically, while we expected the “Total income tax (expense) benefit” reflected in the referenced disclosures to be $0 for fiscal 2008 and 2007, tell us why you do not include disclosures (on a “gross” basis) of current and/or deferred amounts for the periods presented.  Since deferred tax expenses are defined as “The change during the year in an entity’s deferred tax liabilities and assets” and we noted from your disclosures on page 47 that there were changes in your deferred tax liabilities and assets during 2008, please explain to us why you believe the referenced disclosures are not required to present current or deferred gross tax amounts.  Your response should address how the current amounts of $0 presented for current tax expense (or benefit) and deferred tax expense (or benefit) in the referenced disclosures are supported by the guidance at FASB ASC 740-10-30 and why you believe your current disclosures satisfy the requirements of paragraphs 9 (a) and 9 (b) of FASB ASC 740-10-50.

United States Securities and Exchange Commission
Division of Corporation Finance
August 28, 2009

Response:  The Company accounts for income taxes in accordance with ASC 740-10-30 and ASC 740-10-50.    The Company does not have income tax expense allocated to components other than income from continuing operations.  The current tax expense for federal and state income tax is $0, therefore, the disclosure is in accordance with ASC 740-10-50 para 9(a).  The deferred tax expense shown on page 46 of the financial statement is not shown on a gross basis, as noted in ASC 740-10-50 para 9(b), however, the significant components of deferred tax expense attributable to continuing operations can be obtained from the comparative table of all deferred tax liabilities and assets shown on page 47.

The Company acknowledges that additional disclosure in the disclosure of deferred tax expense on page 46 on a gross basis is appropriate and will be made in future filings.  The following is the proposed form of disclosure (dollar amounts are for example purposes only) to be added to future filings:

	2009	2008
Current:
Federal	$—	$—
State	—	—
Deferred:
Federal	200,000	100,000
State	10,000	50,000
Net operating loss carryforward	500,000	450,000
Valuation allowance	(710,000)	(600,000)
Total income tax (expense) benefit	$—	$—

Thank you very much for your consideration.  If you have any questions regarding this letter, please contact me directly at (240) 499-2682.

Sincerely,

/s/ Andrew S. Maslan

Andrew S. Maslan
Chief Financial Officer

Cc:	Mr. Martin P. Rosendale, CEO Cytomedix, Inc.
Mr. Alec Orudjev, Cozen O’Connor